PUBLIC ✱ KW 3/8

[redacted]

13013879

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13470

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Symetra Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 108TH N.E., SUITE 1200
(No. and Street)

BELLEVUE (City) WA (State) 98004-5135 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF CLARK 425-256-6302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG, LLP
(Name – *if individual, state last, first, middle name*)

999 THIRD AVENUE, SUITE 3500 (Address) SEATTLE (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

STATEMENT OF FINANCIAL CONDITION

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)
Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm
(Public pursuant to rule 17a-5(e)(3))

Ernst & Young LLP

ERNST & YOUNG

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

Year Ended December 31, 2012

Contents

1301-1004805

Ernst & Young LLP
Suite 3500
999 Third Avenue
Seattle, WA 98104-4086
Tel: +1 206 621 1800
Fax: +1 206 654 7799
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Symetra Securities, Inc.

We have audited the accompanying statement of financial condition of Symetra Securities, Inc. (the Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Symetra Securities, Inc. at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 26, 2013

Symetra Securities, Inc.
(A Wholly Owned Subsidiary of Symetra Financial Corporation)

Statement of Financial Condition

December 31, 2012

Assets	
Cash and cash equivalents	$ 1,981,086
Accrued interest income	219
Accounts receivable	590,082
Prepaid expenses and other assets	45,902
Deferred income tax assets, net	963
Total assets	$ 2,618,252
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 6,548
Payable to Affiliates and Parent	125,255
Payable to Parent for income taxes	128,824
Total liabilities	260,627
Commitments and contingencies (*Note 6*)	
Stockholder's equity:	
Common stock (10,000 shares authorized, issued, and outstanding; $100 par value)	1,000,000
Additional paid-in capital	106,680
Retained earnings	1,250,945
Total stockholder's equity	2,357,625
Total liabilities and stockholder's equity	$ 2,618,252

See accompanying notes.

1. Organization and Nature of Business

Symetra Securities, Inc. (the Company) is a wholly owned subsidiary of Symetra Financial Corporation (the Parent). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company filed for and was granted exclusion from membership in the Securities Investor Protection Corporation (SIPC). The Company acts as the underwriter and distributor of the registered separate account products for Symetra Life Insurance Company (Symetra Life) and First Symetra National Life Insurance Company of New York.

The Company also acts as the broker of record for a certain group of shareholders of Pioneer Funds. The Company provides record-keeping and other account holder services for these shareholders, including the facilitation of nonsolicited purchase, sale, and redemption orders of Pioneer Funds. The Company promptly transmits all investor funds received in connection with its activities as a broker-dealer for Pioneer Funds and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Symetra Life, is a wholly owned subsidiary of the Parent (the Affiliate). The operations of the Company could be affected by changes in the Parent or Affiliate's business strategies, or by the economic or regulatory environment. It is reasonably possible that these changes could negatively impact the Company's future ability to generate concession income. In addition, the Company is dependent upon the Parent and Affiliate for services that support its operations.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The amounts reflect management's best estimates, though actual results could differ from those estimates. Management believes the amounts provided are appropriate.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash includes balances on deposit with banks and other financial institutions, which may be in excess of the Federal Deposit Insurance Corporation's insurance limits. The Company defines cash equivalents as short-term investments with original maturities of three months or less at the time of purchase, and considers investments in institutional money market funds to be cash equivalents.

Cash equivalents are reported at cost, which approximates fair value, and were $1,704,719 as of December 31, 2012, all of which were held in a single money market fund.

Accounts Receivable

Receivables are carried at contracted amounts, which approximate fair value and represent the estimated collectible amounts.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of prepaid insurance and prepaid FINRA fees.

Income Taxes

The Company is included in Parent's income tax returns, which are filed in the U.S. federal and various state jurisdictions. These federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2008. The Company is not currently subject to any state income tax examinations.

A tax allocation agreement has been entered into by the Company with the Parent. The allocation is based upon separate return calculations. The Company may receive current credit for net losses, if any, as such losses offset taxable income of other members of the consolidated group.

2. Significant Accounting Policies (continued)

The provision for federal income taxes is based on amounts determined to be payable as a result of operations within the current accounting period. Intercompany tax balances are settled quarterly.

Income taxes have been provided for using the liability method. The provision for income taxes has two components: amounts currently payable or receivable and deferred income taxes. The deferred income taxes are calculated on the basis of the difference between book value and valuation for tax purposes of the appropriate assets and liabilities. Deferred tax assets are recognized only to the extent that it is more likely than not that future taxable income will be available. A valuation allowance is established, if necessary, to reduce the Company's deferred tax assets to an amount that is more likely than not realizable.

3. Related-Party Transactions

The Company, in the normal course of business, is charged by the Parent or Affiliates for costs incurred directly related to the Company's activities and for its allocated share of operating, administrative, and personnel expenses, as well as income taxes incurred during the year on its behalf. As of December 31, 2012, nontax amounts due to the Parent and Symetra Life were $1,188 and $124,067, respectively.

4. Income Taxes

The tax effects of temporary differences that gave rise to the deferred income tax assets and deferred income tax liabilities at December 31, 2012, were as follows:

Deferred income tax assets:		
Accrued vacation	$	1,309
Restricted stock		209
Deferred income tax liabilities:		
Prepaid insurance		(555)
Deferred income tax assets, net	$	963

As of December 31, 2012, the Company did not have any unrecognized tax benefits.

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, equivalent to the greater of $5,000 or one-fifteenth of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notifications and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies. The Company appropriately notified the SEC and FINRA in advance of the dividend payments. As of December 31, 2012, the Company had net capital of $1,686,365, which was $1,668,990 in excess of its required net capital of $17,375. The ratio of aggregate indebtedness to net capital was 15.45%.

6. Commitments and Contingencies

Because of the nature of its business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. Management does not believe that such litigation will have a material adverse effect on the Company's financial condition, future operating results, or liquidity.

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